August 27, 2019

Mr. Geoff Kruczek Special Counsel Offices of Electronics and Machinery Division of Corporation Finance Securities and Exchange Commission (the “Commission”) 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission Staff Comments dated August 21, 2019 regarding Cool Holdings, Inc.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed August 19, 2019: File No. 001-32217

Dear Mr. Kruzcek:

This letter responds to the comments of the staff of the Commission (the “Staff”) set forth in the August 21, 2019 letter (the “Comment Letter”) regarding the above-referenced amended preliminary proxy statement of Cool Holdings, Inc. (the “Company”).  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

In our response, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

Staff Comment No. 1.

Please expand your response to prior comment 1 to tell us:

Staff Inquiry No. 1.

•	the sources of all funds required to complete the Simply Mac transaction; include the amount of funds available from each source;

The funds for the purchase price to acquire Simply Mac were obtained from the issuance of 12% convertible notes issued in July 2019 ($350,000) and 12% convertible notes issued in August 2019 ($350,000). Once received the specific funds were placed in an escrow account for the benefit of Simply Mac. In addition, $750,000 of the purchase price was obtained in May 2019 from the proceeds of the issuance of $3,500,000 of 12% convertible notes (the “May 2019 Notes”). The $750,000 was also placed in an escrow account for the benefit of Simply Mac. The remaining amount of the funds to acquire Simply Mac will be obtained from convertible notes that will be issued in September 2019 ($2,350,000) pursuant to the commitment letter entered into with Sol Global Investments Corp. on July 10, 2019 (the “Commitment Letter”).

Geoff Kruczek

August 27, 2019

Staff Inquiry No. 2.

•	whether proceeds you received when you issued the securities that are the subject of proposal 3 were intended for the Simply Mac transaction or will be used for the Simply Mac transaction;

The Company’s Response No. 2:

As noted above, $750,000 of the purchase price for the acquisition of Simply Mac was obtained in May 2019 from the proceeds of the issuance of the May 2019 Notes. In order to ensure that no funds used for the Simply Mac acquisition are voted on at the upcoming meeting of shareholders of the Company (the “Meeting”), the Company will remove the May 2019 Notes from Proposal 3 in a subsequent filing of the proxy statement.

Staff Inquiry No. 3.

•

whether the proceeds from the exercise of the warrants to be modified or issued if proposal 3 is approved can be used for the Simply Mac transaction or to reduce the amount that you may be required to use under the commitment letter;

The Company’s Response No. 3:

The proceeds from the exercise of the warrants will be used for the Company’s ongoing working capital needs. The Commitment Letter covers all remaining financing that is needed to fund the purchase of Simply Mac and the Company will not be using any proceeds from the exercise of warrants to pay the purchase price for the acquisition of Simply Mac.

The Simply Mac acquisition is scheduled to close on September 20, 2019 and in order to clearly demarcate the use of funds, the Company has elected to schedule the Meeting for a date after September 20, 2019 to ensure that no funds raised as part of Proposal 3 can be used to acquire Simply Mac.

Staff Inquiry No. 4.

•

where you have filed the commitment letter, and provide us your analysis of whether you must describe the letter in your proxy statement for investors to have the information required to make a voting decision; and

The Company’s Response No. 4:

The Commitment Letter was referenced in a Current Report on Form 8-K that the Company filed with the Commission on July 12, 2019. While the Commitment Letter was not required to be filed with the Commission until the Company files its quarterly report on Form 10-Q for the quarter ending September 30, 2019, the Company filed an amended Form 8-K to include the Commitment Letter on August 22, 2019.

As the proxy proposals are not intended to raise any funds for the acquisition of Simply Mac and the Commitment Letter is publicly filed with the Commission, the Company does not believe that the Commitment Letter needs to be described in the proxy statement.

Geoff Kruczek

August 27, 2019

Staff Inquiry No. 5.

•

whether there are any prohibitions on your use the authority sought by proposal 4 for (1) funding the Simply Mac transaction, (2) conversion of the notes or issuance of the warrants that were the subject of the proposals that you removed, (3) repayment of amounts received under the commitment letter, or (4) reduction of the amount needed to be drawn under the commitment letter.

The Company’s Response No. 5:

There are no prohibitions on the use of funds that are to be received in connection with future financings that are contemplated by Proposal 4, however, the Company intends on using the funds for ongoing working capital needs and to pay down existing liabilities. We note that the Simply Mac transaction is scheduled to close on September 20, 2019 and the Meeting will occur after the closing of the Simply Mac transaction and therefore any funds raised pursuant to Proposal 4 will not be used to (i) fund the acquisition of Simply Mac or (ii) reduce the amount to be issued under the Commitment Letter. The Company intends on issuing convertible notes pursuant to the Commitment Letter and does not intend on using any funds received pursuant to Proposal 4 to repay amounts issued pursuant to the Commitment Letter as the parties intend on the notes being converted into shares of common stock and not repaid in cash.

Staff Inquiry No. 6.

•

Also, given your responses to the above and your statement regarding the Simply Mac transaction on page 20, please clarify the basis for your conclusion that the proposals do not involve the Simply Mac transaction as contemplated by Note A to Schedule 14A. Cite in your response all authority on which you rely.

The Company’s Response No. 6:

The funds will be used for ongoing capital needs and to pay down existing liabilities.  The Company will remove the reference to Simply Mac in a subsequent filing of the proxy statement such that the disclosure will read as follows:

Issuances at a Future Date

We expect that we will need additional working capital to fund our continuing operations and to pay down existing liabilities.  The maximum amount we would raise in this proposal is $10 million, which could be in the form of a rights offering, or a combination of transactions as outlined above.  The transaction(s) must be completed within four months from the date of stockholder approval.

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Thank you for your review of this response letter.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (858) 373-1675 or James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Geoff Kruczek

August 27, 2019

Sincerely,

Cool Holdings, Inc.

    /s/ Vernon A. LoForti

Vernon A. LoForti

Chief Financial Officer

cc:   James Guttman, Dorsey & Whitney LLP